Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004
August 25, 2006
Via EDGAR and Overnight Mail
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F St. NE
Washington, DC 20549

Re:	Universal Compression Partners, L.P. Registration Statement on Form S-1 Filed June 27, 2006 File No. 333-135351
Dear Mr. Owings:
     On July 27, 2006, Universal Compression Partners, L.P. (the “Partnership” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. This letter sets forth the responses of the Partnership to the Staff’s comments with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.
     All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 1.
Cover Page
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Response: We will provide the Staff with sufficient time to review the preliminary prospectus prior to its distribution to potential investors. The Registration Statement will be updated to provide all of the remaining omitted information, other than the information entitled to be omitted under Rule 430A, prior to printing and distribution of the preliminary prospectus.
2.	Please indicate that the offering proceeds will be used to assume indebtedness from Universal Compression Holdings to acquire the assets of your business.

Response: We have revised the Registration Statement as requested. Please see the cover page.
3.	Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Response: We intend to provide you copies of the artwork we intend to use as soon as they are available.
Summary, page 1
4.	The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate the Business Strategies and Competitive Strengths sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.

Response: We have generally revised our disclosure in the “Summary” section as requested. However, we have continued to include information under the headings “Business Strategies” and “Competitive Strengths,” but have revised our disclosure to greatly reduce the information included under each of those headings. We believe this information is significant to potential investors within the meaning of Item 503(a) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

5.	Please avoid reliance on defined terms like those in the second introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comment 5.

Response: We have revised the Registration Statement as requested. Please see page 1.
6.	Please disclose the reasons why Universal Compression Holdings may, but is not required to, sell all of its domestic contract compression business to you and why it may exit the domestic contract compression business. Also discuss whether Universal Compression Holdings intends to retain its international compression business.

Response: We have revised the Registration Statement as requested. Please see pages 2 and 78.
7.	In addition to providing disclosure about Universal Compression Holdings’ size relative to its competition, please disclose your size relative to your competition.

Response: We have revised the Registration Statement as requested. Please see pages 1 and 77. Attached as Annex D to Exhibit A is an excerpt from a report dated February 20, 2006 published by Spears & Associates, Inc., a petroleum industry consultant, that indicates that the Partnership would be one of the ten largest compression services companies in the world by revenues. Since all of the Partnership’s revenues are generated in the United States, such report also indicates that the Partnership would also rank as one of the ten largest compression services companies in the United States, by revenue. While management is not aware of any study that ranks these same companies by horsepower, based on managements’ extensive experience in the industry, including an in-depth knowledge of the customers and competitors in the United States, by revenue, we believe the Partnership is also one of the ten largest providers of natural gas compression service companies in the United States by horsepower.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Competitive Strengths, page 4
8.	In this section, as relocated, please make clear that your business will account for a smaller portion of the revenues and EBITDA that you have disclosed for Universal Compression Holdings.

Response: We have revised the Registration Statement as requested. Please see page 79.
9.	Please revise to identify EBITDA as a non-GAAP performance measure and cross-reference to the non-GAAP disclosures provided in accordance with Item 10(e) of Regulation S-K. Please refer to our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and available on our website at www.sec.gov (hereinafter “the non-GAAP FAQ”).

Response: We have revised the Registration Statement as requested. Please see page 79.
The Offering, page 12
10.	In the description of cash distributions, please briefly describe the incentive distribution thresholds for distributions to be made to the general partner.

Response: We have revised the Registration Statement as requested. Please see page 12.
11.	Please include a separate caption and description of the circumstances under which the subordination period will terminate or expire, including the expiration of the subordination period if the general partner is removed other than for cause and its affiliates units are not voted in favor of such a removal.

Response: We have revised the Registration Statement as requested. Please see page 12.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Non-GAAP Financial Measures, page 18
12.	You disclose that EBITDA is presented as a measure of your performance. Because this non-GAAP performance measure excludes recurring type charges, please disclose why you believe EBITDA is useful in evaluating your performance. Please refer to Questions 15 and 8 of the non-GAAP FAQ and Item 100(e)(1)(ii)(B) of Regulation S-K. In addition, please disclose:
•	the manner in which you use the non-GAAP measure to evaluate your business;

•	the economic substance behind your decision to use this measure;

•	the manner in which you compensate for the material limitations of this measure that you disclosed and

•	the substantive reasons why you believe the non-GAAP measure provides useful information to investors.
Please also include similar disclosures with respect to gross margin, and in addition, please describe the material limitations associated with the use of gross margin as compared to gross profit. Please similarly revise your disclosures on page 61.
Response: We have revised the Registration Statement as requested. Please see pages 17-18 and 62-63.
Risk Factors, page 20
13.	We note the risk factor entitled “We many not have sufficient cash from operations...” on page 20. Some of the information in bullet points appears as separate risk factors later in this section. Please eliminate the information in bullet points that you repeat later in detail in subsequent risk factors.

Response: We have revised the Registration Statement as requested. Please see page 19.
14.	Revise each subheading to ensure it reflects the risk that you discuss in the text. Some of your subheadings currently either merely state a fact about your business, such as “We may not be able to grow or effectively manage our growth” on page 23 and “We will require a substantial amount of capital to expand our compressor fleet” on page 25, or describe an event that may occur in the future, such as “There

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

is a substantial competition for the purchase of compression equipment, and we may unable to purchase such equipment...” on page 25. These are only a few examples. Succinctly state in your subheadings the risks that result from the facts or uncertainties.
Response: We have revised the Registration Statement as requested. Please see pages 19-26 generally.
15.	Please eliminate the mitigating language from your risk factors. We note the mitigating language “Although it is our policy to use generally accepted operating and disposal practices...” and “Although we have obtained insurance against many of these risks...” in the risk factors “We are subject to substantial environmental regulation...” and “We do not insure against all potential losses...” on page 26, respectively.

Response: We have revised the Registration Statement as requested to remove the mitigating language from the risk factors. Please see page 25.
We indirectly depend on particular suppliers and are vulnerable... page 25
16.	Please specify whether Universal Compression Holdings has any long-term contracts with its suppliers on which you indirectly rely.

Response: We have revised the Registration Statement as requested. Please see pages 24-25.
Our credit facilities will impose restrictions on us...page 27
17.	Please specify the “certain covenants” that may restrict your ability to expand or to pursue your business strategies.

Response: We have revised the Registration Statement as requested. Please see page 26.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Use of Proceeds, page 36
18.	Please disclose the interest rate and maturity date of the indebtedness that will be repaid with the proceeds. Refer to paragraph 4 of the instructions to Item 504 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see page 35.
Our Cash Distribution Policy and Restrictions on Distributions, page 39
19.	Please include a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.

Response: We have revised the Registration Statement as requested to specify the anticipated material financial covenants under the terms of our new revolving credit facility. We will modify this description prior to circulation of the preliminary prospectus in the event that the final terms of our credit facility differ from those that we currently anticipate. Please see page 38.
20.	The forward looking table on page 46 and related introduction and disclosures should precede the historical table, introduction and related disclosures beginning on page 42. Please revise.

Response: Prior to printing preliminary prospectuses, we will revise the Registration Statement as requested. For purposes of this Amendment to the Registration Statement, in order to aid the Staff in its review of the changes to the disclosure contained in the previous filing of the Registration Statement, we have not relocated the forward looking table and related disclosures. If we had done so, the entire section would have been marked as changed which would have interfered with the Staff’s review of the changes made to the disclosure.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Our Initial Distribution Rate, page 40
21.	In the carryover paragraph at the bottom of page 41, please clarify whether, based on the ownership interest following the initial public offering, the general partner and its affiliates could amend the partnership agreement.

Response: We have revised the Registration Statement as requested. Please see page 41.
Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2006, page 42
22.	Pro forma interest expense should represent pro forma cash interest expense inclusive of debt issuance costs and commitment fees related to your anticipated term loan and revolving credit facilities. Please revise. Please also disclose the assumed interest rate and whether it represents a current rate or a committed rate.

Response: We have revised the Registration Statement as requested. Please see pages 42 and 43.
23.	It appears that you may need to consider expansion capital expenditures and related debt activity, both payment of principal and receipt of proceeds, for the twelve months ended March 31, 2006 in your table. Please refer to the comment below regarding the combined balance sheets of the Predecessor. Please advise us of your consideration of these items. In this regard, you disclose on page 48 that expansion capital expenditures were $5.1 million and $2.0 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively. All pro forma transactions should be reflected on a gross basis in this table. Please advise or revise.

Response: We have revised the Registration Statement as requested. Please see pages 42 and 43.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2007, page 44
24.	As indicated in the comment above please reflect all estimated transactions on gross basis in the table on page 46. In this regard, you disclose on page 48 that you estimate expansion capital expenditures will be approximately $22.5 million. On page 49 you disclose that these expenditures will be funded by drawing from your revolving credit facility.

Response: We have revised the Registration Statement as requested. Please see page 45.

25.	Estimated interest expense should represent pro forma cash interest expense inclusive of commitment fees related to your anticipated revolving credit facility. Please advise or revise. Please also disclose the interest rates assumed for each particular debt instrument and how the rates were determined.

Response: We have revised the Registration Statement as requested. Please see page 49.

Assumptions and Considerations, page 47
26.	Please state in the first paragraph, if true, that you believe your assumptions and considerations are reasonable. If you do not believe that these assumptions and considerations are reasonable please advise.

Response: We have revised the Registration Statement as requested. Please see page 46.

27.	You assume a $14.3 million, or 27%, increase in revenues for the twelve months ended June 30, 2007 as compared to the twelve months ended March 31, 2006. Please quantify in dollars the effect of the assumed increase in operating horsepower and the recently enacted price increase in the bullet points supporting this increase.

Response: We have revised the Registration Statement as requested. Please see pages 46 and 47.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

28.	You assume a per quarter increase of average cost of sales per horsepower for your operating equipment that is significantly lower than increases in the preceding historical periods. Please expand your disclosure to explain why you anticipate lower start-up activity with reference to expected expansion capital expenditures compared to historical expansion capital expenditures, if applicable. Please also provide a detailed explanation as to why you expect mechanical failures to return to historical levels.

Response: We have revised the Registration Statement as requested. Please see page 47.
29.	Please disclose why selling, general and administrative expenses allocated from Universal Compression Holdings for the twelve months ended June 30, 2007 are assumed to increase as compared to the nine months ended December 31, 2005 and three months ended March 31, 2006. Please also disclose why expansion capital expenditures are estimated to increase.

Response: We have revised the Registration Statement as requested. Please see pages 48 and 49.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 63
30.	Please tell us how you account for natural gas provided by your customers used as fuel for your compressors and the basis in GAAP for your accounting treatment citing relevant authoritative literature.

Response: Contracts with our customers to provide natural gas compression services to them require that our customers provide natural gas to us at no cost to be used as fuel for our compressor units. The natural gas which is provided at no cost for the purpose of fueling our compressors is entirely consumed in the operation of providing the natural gas compression service. As a result, there is no residual natural gas available for potential resale by the Partnership. We do not maintain an inventory of the natural gas provided to us by our customers that is used as fuel for compression services. It is used as fuel as it is delivered to our compressors. In addition, we do not take title to the gas that is provided by our customers and consumed by our compressors.

We considered by analogy the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” to determine whether we should gross up revenues and

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

cost of sales for the value of the natural gas provided to us at no cost by our customers. We do not meet any of the indicators of gross revenue reporting contained in EITF 99-19. As a result, we believe net revenue reporting is appropriate and, given that there is no revenue or cost to the company, have not recorded any impact on our financial statements related to this natural gas provided by our customers.
Industry Conditions and Trends, page 64
31.	Please provide us with the sources of the statistical and industry information upon which you rely here and in the Natural Gas Compression Industry section on page 73. For example, we note your reference to the Energy Information Administration. Mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite this report in your filing.

Response: Exhibit A to this letter is a table identifying the statistical and industry information set forth in the “Industry Conditions and Trends” and “Natural Gas Compression Industry” sections of the Registration Statement with the accompanying support from third party reports. The reports or data are prepared by the Energy Information Administration and Spears & Associates, Inc. All of these reports or data are publicly available, whether without charge or for a fee. The remainder of the disclosure contained in these two sections are based on our management’s extensive experience in the industry, including its in-depth knowledge of the Partnership’s and Universal Compression Holdings’ customers and competitors and general natural gas compression fundamentals.
Financial Results of Operations, page 65
32.	Please provide an analysis of the increase or decrease in gross margin percentage for each of the periods presented.

Response: We have revised the Registration Statement as requested. Please see pages 67, 68 and 69.
Critical Accounting Policies, page 70

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

33.	Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future.

Response: We have revised the Registration Statement as requested. Please see pages 72 and 73.
Business, page 75
34.	Please provide all the information required by Item 101 of Regulation S-K. Specifically, identify the year in which you were formed.

Response: We have revised the Registration Statement as requested. Please see page 77.

35.	Please provide support for the statements of leadership. For example, we note the statement on page 75 that “Universal Compression Holdings has the second largest fleet of compressors in the world” and on page 77 that “it is a leading natural gas compression services company.”

Response: Attached as Annex D to Exhibit A is an excerpt from a report published by Spears & Associates that shows that Universal Compression Holdings is the second largest compression services company in the world by revenues. With approximately $325 million in 2005 domestic contract compression revenues, given that none of the other companies cited in the study produced more revenues in the United States (even if you assume that all of their worldwide revenues were generated in the United States) Universal Compression Holdings would also rank as one of the two largest compression services companies in the United States. Likewise, we believe that Universal Compression Holdings has the second largest fleet of compressors in the United States, based on horsepower. As can be seen from Annex D to Exhibit A, Hanover Compressor, Universal Compression and the domestic contract compression business of Universal Compression Holdings are substantially larger than all of their other competitors. Additionally, attached as Annex C to Exhibit A is an excerpt from a report published by Spears & Associates that states that there was approximately 5.8 million horsepower of compression equipment in the United States in 2004. We believe there are approximately 6.0 million horsepower of compression currently owned by contract compression providers in the United States today. According to the most recent 10-K of Hanover Compressor Company, Hanover operates approximately 2.4 million horsepower of compression equipment in the United States. Universal Compression Holdings operates approximately 2.0 million horsepower

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

of compression equipment in the United States. Accordingly, there is only an additional approximately 1.6 million horsepower in the United States operated by other compression services companies.
Customers, page 80
36.	Please identify all customers that account for 10% or more of your revenues See Item 101(c)(vii) of Regulation S-K.

Response: We have revised the Registration Statement on page 83 to clarify that the only customers that account for 10% or more of our pro forma revenues are those customers described therein.
Executive Compensation, page 87
37.	We note that you have not provided information as to executive compensation paid by your general partner, including the summary compensation table and the options grants table, apparently because you and the general partner have only recently been formed. Given that your business previously was operated by your sponsor Universal Compression Holdings and senior officers of your general partner are also senior officers of Universal Compression Holdings, it appears that you should include Item 402 compensation information paid by Universal Compression Holdings.

Response: We have revised the Registration Statement on page 89 to disclose the compensation expense allocable to us on a pro forma basis for our Chairman and Chief Executive Officer for fiscal 2005. We believe this allocation is consistent with the allocation to the Partnership of general and administrative expenses in the Partnership’s pro forma financial statements and, except as may be impacted by the cap on general and administrative expenses, consistent with the expected allocation of these expenses following completion of the offering. We were not allocated compensation expense in excess of $100,000 in that year for any of our other officers. Accordingly, no compensation information is disclosed for such additional officers in accordance with Instruction 1 to Regulation S-K Item 402(a)(3).

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Selling Unitholder, page 134
38.	We note on page 36 in the Use of Proceeds section that the net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem an equal number of common units from one or more subsidiaries of Universal Compression Holdings. It appears that doing so would render the subsidiaries selling security holders in this offering. We note the information in the table provided for one subsidiary, Universal Compression, Inc. With respect to any other subsidiary beneficial owner whose common units are subject to the over-allotment option, please include the selling security holder information in this table.

Response: We have revised the Registration Statement on page 35 to disclose that the net proceeds from any exercise of the underwriters’ over-allotment option would be used to redeem an equal number of common units from a single subsidiary of Universal Compression Holdings. We have also updated page 138 to reflect the name of that subsidiary.

39.	Please identify Universal Compression, Inc. as an underwriter in the event the over-allotment option is exercised.

Response: We have revised the Registration Statement as requested. Please see page 138.
Provision of Services Necessary to Operate Our Business, page 93
40.	Please disclose the fixed margin that you will pay to Universal Compression Holdings on any expansion capital expenditures.

Response: We have revised the Registration Statement as requested. However, we have left the amount of the fixed margin blank pending final determination of what the margin will be.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

No Sale of Similar Securities, page 137
41.	Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities prior to the expiration of the lock-up period.

Response: We have revised the Registration Statement as requested. Please see page 141.
Validity of the Common Units, page 140
42.	Specify the “certain legal matters” in connection with the common units that will be passed upon by Baker Botts L.L.P.

Response: We have revised the Registration Statement as requested. Please see page 145
Financial Statements, page F-1
Unaudited Pro Forma Financial Statements, page F-2
43.	The introduction should include a description of each transaction for which pro forma effects are presented. Please revise.

Response: We have revised the Registration Statement as requested. Please see page F-2.
Notes to Unaudited Pro Forma Financial Statements, page F-6
44.	Please disclose pro forma taxable income in a reconciliation from pro forma net income for each period presented.

Response: We acknowledge the Staff’s comment, but do not believe this is required in a pro forma presentation as it is not a requirement discussed in Regulation S-X Article 11. Footnote 1 of Universal Compression Partners Predecessor financial statements indicates that the effects of income tax have been excluded as Universal Compression Partners L.P. will be treated as a partnership for federal income tax purposes with each partner being separately taxed on its share of taxable income.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Note 2. Pro Forma Adjustments and Assumptions, page F-6
45.	You disclose in Note 2(g) that pro forma partnership goodwill has been determined based on the percentage of fair value of net assets contributed to the Partnership to the total fair value of the Predecessor’s net assets other than goodwill. Please tell us why this method of allocation is reasonable. Please refer to paragraphs 30 and 34-35 of SFAS 142.

Response: The Predecessor represents a single reporting unit for Universal Compression Holdings. The goodwill reported on the Balance Sheet of the Predecessor is the goodwill recorded by Universal Compression Holdings for this reporting unit. On a carve-out basis there are no additional components of the Universal Compression Holdings operating segment because no additional discrete financial information at a level below the operating segment is available. Because a portion of the Predecessor’s reporting unit is being transferred to the partnership, and that portion being transferred constitutes a business, we believe that Universal Compression Holdings must allocate a portion of the goodwill to the assets being transferred in accordance with paragraph 39 of SFAS No. 142.

Paragraph 39 of SFAS No. 142 states that “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.” The amount of goodwill allocated to the partnership was based on the relative fair value of the business contributed by the Predecessor to the Partnership to the total fair value of the Predecessor’s business.

Consequently, the Partnership will record goodwill based upon Universal Compression Holdings’ historical cost in accordance with EITF 87-21. “Changes of Accounting Basis in Master Limited Partnership Transactions,” EITF 87-21, states that a new basis of accounting is not appropriate when a drop-down of assets from a sponsor to a limited partnership occurs and units are sold to the public. As a result, we believe the amount of goodwill to be removed from the Predecessor’s books in accordance with Paragraph 39 of SFAS No. 142 should be carried over to the Partnership’s books since a loss is not appropriate for a transaction between entities under common control as described in paragraph D12 of SFAS No. 141. Paragraph D12 states that assets or shares that are exchanged by entities under common control should be recorded by the receiving entity at the carrying amount of the transferring entity at the date of transfer.

In accordance with paragraph 30 of SFAS No. 142, we have determined that the partnership will at the time of the initial public offering have a single segment and

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

reporting unit. In accordance with paragraph 34 of SFAS No. 142, the partnership will assign the goodwill to the single reporting unit.
46.	Please disclose in Note 2(m) whether the 7% assumed average interest rate represents the current rate or the rate for which you have a commitment. If the actual rate could vary from the assumed rate, please disclose the potential effect on pro forma net income of a 1/8 percent variance in the average interest rate.

Response: We have revised the Registration Statement as requested. Please see Note 2(m) on page F-7.
Universal Compression Partners Predecessor Combined Financial Statements, page F-8
Combined Balance Sheets, page F-9
47.	You disclose on page F-6 that you intend to assume $223.2 million of Universal Compression Holdings’ debt in connection with the transaction. You also disclose in Note 4 that the assets of the Predecessor collateralize certain debt agreements entered into by Universal Compression Holdings. Please tell us what consideration you gave to including the debt you intend to assume in the Predecessor financial statements. Refer to Question 4 of SAB Topic 1:B1. In this regard, carve-out financial statements are more useful to investors if they reflect all costs of doing business, including interest costs.

Response: The Company carefully considered Question 4 of SAB Topic 1:B1 regarding the allocation of debt to the Predecessor’s financial statements. The $223.8 million of Universal Compression Holdings debt to be assumed by the Partnership will be paid off at the time of the initial public offering with the proceeds from the offering and $125.0 million of proceeds from a new revolving credit facility to be entered into by the Partnership. The debt of Universal Compression Holdings, and specifically the debt to be assumed by the Partnership, is secured by more than just the assets of the Predecessor which include all of the operations of Universal Compression Holdings Domestic Contract Compression segment. The debt is secured by substantially all of its United States assets which include assets related to its Fabrication and Aftermarket Services segments which are not included in the business operations of the Predecessor. In addition, it is secured by 65% of the capital stock of Universal Compression Holdings’ first tier foreign subsidiaries which include its International Contract Compression segment and is also not included in the business operations of the Predecessor.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

This debt is maintained at the corporate level and cannot be traced to any individual segment of Universal Compression’s four segments. Since its fiscal years ended March 31, 2004, and 2003, Universal Compression Holdings debt has increased by 2% and decreased by 4%, respectively. However, only 19% and 0% of the debt outstanding at June 30, 2006 was outstanding at March 31, 2004 and 2003, respectively, due to significant refinancing activity that took place during that period. The debt has not been historically allocated or charged to any of the segments of Universal Compression Holdings.
After considering the guidance in Question 4 of SAB Topic 1:B1, we do not believe that any historical debt issued by Universal Compression Holdings specifically related to the Predecessor’s operations. Specifically, (i) Universal Compression Holdings’ debt is secured by assets other than the assets of the Predecessor, including specifically the debt that will be assumed by the Partnership, (ii) the debt is maintained at the corporate level and not traceable to any individual segment, including that of the Predecessor and (iii) Universal Compression Holdings has not historically allocated or charged interest expense to any of its segments. Accordingly, we determined that the Predecessor’s financial statements are in compliance with Question 4 of SAB Topic 1:B1 by excluding any allocation of interest expense or debt to the Predecessor. The pro forma financial statements of the Partnership reflect interest expense for the anticipated debt level that the Partnership will have after taking into account all of the related transactions of the initial public offering.
Notes to Combined Financial Statements, page F-12
Note 1. Basis of Presentation Summary of Significant Accounting Policies, page F-12
48.	Please disclose the types of costs incurred on your behalf and allocated to you by Universal Compression Holdings that are included in cost of sales and selling, general and administrative expenses.

Response: We have revised the Registration Statement as requested. Please see page F-13.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Basis of Presentation, page F-12
49.	For each period presented please disclose your estimate of what expenses would have been on a stand alone basis. Refer to Question 2 of SAB Topic 1:Bl.

Response: We have included in the financial statements of the Predecessor all expenses that are directly identifiable to its operations. In addition, we have allocated certain costs which are applicable to both the Predecessor’s operations and the other operations of Universal Compression Holdings. Pursuant to Question 2 of SAB Topic 1:B1, we have not made an estimate, nor obtained an external estimate, of what these allocated expenses would have been on a stand-alone basis because we believe that it would not be practicable to do so.
Segment Reporting, page F-14
50.	Please disclose information about major customers in accordance with paragraph 39 of SFAS 131.

Response: Please see “Concentration of Credit Risk” on page F-14.
Non-Cash Financing and Investing Activities, page F-14
51.	Please disclose the amounts of net transfers of contract compression equipment between the Predecessor and other subsidiaries of Universal Compression Holdings for each period presented. Please refer to paragraph 32 of SFAS 95.

Response: We have revised the Registration Statement as requested. Please see pages F-15 and F-16.
Note 3. Related Party Transactions, page F-15
52.	Please disclose the amount of expenses incurred under the defined contribution 401(k) and employees’ supplemental savings plans of Universal Compression Holdings allocated to the Predecessor for each period presented. If material, please also disclose the basis of allocation.

Response: We have revised the Registration Statement as requested. Please see page F-17.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

Note 5. Universal Compression Holding Stock-Based Compensation, page F-16
53.	Please disclose the amount of stock-based compensation expense allocated to the Predecessor for each period presented. If material, please also disclose the basis of allocation of stock-based compensation expense to the Predecessor.

Response: We have revised the Registration Statement as requested. Please see page F-18.
Exhibits
54.	Please file all required exhibits, including the form of underwriting agreement, the legal and tax opinions, the omnibus agreement and all organization documents for the limited partnership with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information

Response: We have filed with Amendment No. 1 all exhibits that are currently available. Please see exhibit 3.2. We will file any remaining exhibits promptly, as soon as they become available.

H. Christopher Owings
Securities and Exchange Commission
August 25, 2006

     Should the Staff have any questions or comments, please contact the undersigned at 317-328-5660 or Douglas McWilliams at 713-758-3613.

Very truly yours, UNIVERSAL COMPRESSION PARTNERS, L.P.
By /s/ Ernie L. Danner
Ernie L. Danner
Executive Vice President

cc:	Howard Baik (Commission) Ellie Quarles (Commission) Adam Phippen (Commission) William Thompson (Commission) Douglas McWilliams (Vinson & Elkins L.L.P.)

Exhibit A

	Page Number in		Source Statement or
Statement	Amendment No. 1	Source and Annex	Data	Analysis

Natural gas consumption in the United States has increased by approximately 1.1% per annum since 1990... according to the Energy Information Administration	pp. 65 and 76	Energy Information Administration — “Natural Gas Navigator” available at http://tonto.eia.doe.gov/dnav/ng/hist/n9140us2a.htm (Annex A)	1990 U,S, Natural Gas Consumption - 19,173,556 MMcf 2004 Natural Gas Consumption - 22,430,225 MMcf	An annual average growth rate of 1.1%

Natural gas consumption in the United States... is expected to increase by 0.7% per annum until 2030 according to the Energy Information Administration	pp. 2, 65 and 76	Energy Information Administration — “Annual Energy Outlook 2006” (Annex B)	p. 85 — “In the AEO2006 reference case, total natural gas consumption increases from 22.4 trillion cubic feet in 2004 to 26.9 trillion cubic feet in 2030.”	An annual average growth rate of 0.7%

We estimate that approximately six million horsepower of compression is currently owned by contract compression providers in the U.S....	p. 65	Spears & Associates — “Oilfield Market Report 2004” (Annex C)	p. 27 — “The US has about 18 million field compression horsepower and growing, of which ~ 5.8 million is leased.

A-1

Exhibit A

	Page Number in		Source Statement or
Statement	Amendment No. 1	Source and Annex	Data	Analysis

Natural gas production from unconventional sources, including tight sands, shales and coalbeds, is expected to continue to increase at higher rates than conventional natural gas production, according to the Energy Information Administration
p. 3 and 76	Energy Information Administration — “Annual Energy Outlook 2006” (Annex B)	p. 86 — “... lower 48 NA onshore conventional natural gas production declines from 4.8 trillion cubic feet in 2004 to 4.2 trillion cubic feet in 2030..."

“Lower 48 unconventional production increases from 7.5 trillion cubic feet in 2004 to 9.5 trillion cubic feet in 2030.”

Natural gas producers, transporters and processors are continuing to outsource their natural gas compression requirements	p. 3 and 76	Spears & Associates — “Oilfield Market Report 2005” (Annex D)	p. 33 — “... as operators increasingly rely on outsourcing.”

A-2